UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Prestige Wealth Inc.

Full Name of Registrant

N/A
Former Name if Applicable

Suite 3201, Champion Tower, 3 Garden Road, Central
Address of Principal Executive Office (Street and Number)

Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 20-F for the fiscal year ended September 30, 2023 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hongtao Shi	+852	2122 8560
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prestige Wealth Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 1, 2024	By:	/s/ Hongtao Shi
Hongtao Shi
	Title:	Chief Executive Officer, Director, and
Chairman of the Board of Directors

[Anticipated Changes]

We anticipate that we will report the following changes in the results of operations from the 2023 fiscal year:

Our total net revenue for the fiscal year ended September 30, 2023 decreased approximately $1.6 million compared to approximately $2.1 million for the fiscal year ended September 30, 2022. The decrease was mainly due to the decrease in our revenue generated from our wealth management services, while there is a slightly increase in the revenue generated from our asset management services.

Our revenue generated from wealth management services for the fiscal year ended September 30, 2023 decreased approximately $1.7 million compared to approximately $1.8 million for the fiscal year ended September 30, 2022. The decrease was primarily due to the fact that we did not generate revenue for providing wealth management services to US client. Revenue generated from our asset management services increased slightly compared to the fiscal year ended September 30, 2022. The increase was due to the increased revenue generated from asset management-related advisory services.

Our operating costs and expenses for the fiscal year ended September 30, 2023 increased approximately $0.9 million compared to approximately $0.7 million for the fiscal year ended September 30, 2022. The increase was mainly due to the increased expenses after we became a listed company and the provisions booked for uncollectible receivables.

As a result, our net loss was approximately $0.9 million for the fiscal year ended September 30, 2023, representing a decrease of approximately $2.3 million compared to the net income for the fiscal year ended September 30, 2022.

Our net cash used in operating activities was approximately $0.9 million for the fiscal year ended September 30, 2023, as compared to net cash provided by operating activities of approximately $1.1 million for the fiscal year ended September 30, 2022.

The expected net loss and operating cash flow are subject to change as we are still in process of completing the annual statements.

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